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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67038

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Spot Quote, LLC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3225 Smoky Ridge Road
(No. and Street)

Austin	Texas	78730
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sam Balabon (512) 372-8001
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 500	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sam Balabon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Spot Quote, LLC**, as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer
Title



TABITHA ANN ADAMS
NOTARY PUBLIC
State of Texas
Comm. Exp. 03-14-2017

Notary Public

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PMB

CERTIFIED

Spot Quote, LLC (Formally Deep ATS, LLC)

(A Wholly Owned Subsidiary of Spot Quote Holdings, Inc. formally Deep Liquidity, Inc.)

Financial Statements and Supplemental Schedules
(With Report of Independent Registered Public Accounting Firm Thereon)

December 31, 2015

SPOT QUOTE, LLC (FORMALLY DEEP ATS, LLC)
(A Wholly Owned Subsidiary of Spot Quote Holdings Inc. formally Deep Liquidity, Inc.)
Index to Financial Statements and Supplemental Schedules
December 31, 2015


PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Spot Quote, LLC:

We have audited the accompanying statement of financial condition of Spot Quote (Formerly Deep ATS, LLC), formerly Deep ATS, LLC (the "Company"), as of December 31, 2015, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spot Quote, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as required under Rule 17a-5(e)(4)(i) of the Securities and Exchange Commission and Reconciliation with the Company's Computation included in Part II of Form X-17A-5 (the "Supplemental Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Schedules are the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedules. In forming our opinion on the Supplemental Schedules, we evaluated whether they, including the form and content, are presented in conformity with Rule 17a-5 of the Securities and Exchange Commission. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 26, 2016

SPOT QUOTE LLC (Formally DEEP ATS, LLC)
(A Wholly Owned Subsidiary of Spot Quote Holdings, Inc. formally Deep Liquidity, Inc.)
Statement of Financial Condition
December 31, 2015

ASSETS	
Cash and cash equivalents	$ 126,034
TOTAL ASSETS	$ 126,034
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Payable to related party	$ 1,831
Member's Equity	124,203
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 126,034

See notes to financial statements and report of independent registered public accounting firm.

SPOT QUOTE LLC (Formally DEEP ATS, LLC)
(A Wholly Owned Subsidiary of Spot Quote Holdings, Inc. formally Deep Liquidity, Inc.)
Statement of Operations
For the Year Ended December 31, 2015

Revenue:		
Interest income	$	29
Total Revenue		29
Expenses:		
Total Expenses		-
Net Income	$	29

See notes to financial statements and report of independent registered public accounting firm.

SPOT QUOTE LLC (Formally DEEP ATS, LLC)
(A Wholly Owned Subsidiary of Spot Quote Holdings, Inc. formally Deep Liquidity, Inc.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2015

Member's equity, December 31, 2014	$ 123,627
Member capital contribution	547
Net income	29
Member's equity, December 31, 2015	$ 124,203

See notes to financial statements and report of independent registered public accounting firm.

SPOT QUOTE LLC (Formally DEEP ATS, LLC)

(A Wholly Owned Subsidiary of Spot Quote Holdings, Inc. formally Deep Liquidity, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2015

Cash flows from operating activities:		
Net loss	$	29
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in payable to related party		-
Net cash used in operating activities		29
Cash flows from financing activities:		
Member capital contribution		547
Net cash provided by financing activities		547
Cash flows from investing activities:		-
Net increase in cash and cash equivalents		576
Cash and cash equivalents at beginning of year		125,458
Cash and cash equivalents at end of year	$	126,034
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Income taxes	$	-
Interest	$	-

See notes to financial statements and report of independent registered public accounting firm.

SPOT QUOTE LLC (Formally DEEP ATS, LLC)
(A Wholly Owned Subsidiary of Spot Quote Holdings, Inc. formally Deep Liquidity, Inc.)
Notes to Financial Statements
December 31, 2015

Note 1 - Nature of Business

Spot Quote LLC formally Deep ATS, LLC (the "Company") was organized in the State of Texas in October 2004. The Company is wholly owned by Spot Quote Holdings, Inc. formally Deep Liquidity, Inc. (the "Parent"). The Company's registration with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities became effective in January 2006. The Company is a member of the Financial Regulatory Authority, Inc. ("FINRA"). The Company currently has no active customers and primarily trades securities for its own account. The Company is also building an Alternative Trading System financed by its Parent as discussed in Note 4.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of the Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exempt provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition

Commission fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client.

Securities Transactions

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Trading Profit

Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value. Dividends are recorded on the ex-dividend date.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and payable to related party. The Company may from time to time have cash balances in excess of federally insured limits at various times during the year.

Income Taxes

The Company has elected to be taxed as a corporation for federal income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations. As of December 31, 2015, open Federal tax years include the tax years ended December 31, 2012 through December 31, 2015.

The Company is subject to Texas franchise tax. The tax is based on taxable margin, as defined under the law, rather than being based on federal taxable income. For the year ended December 31, 2015, the Company had no Texas franchise tax expense due.

Date of Management's Review

Management has evaluated the financial statements for subsequent events through February 26, 2016, the date the financial statements were available to be issued.

Recent Accounting Pronouncements

Recent accounting pronouncements issued by the FASB, the American Institute of Certified Public Accountants, and the SEC are not believed by the Company's management to have a material impact on the Company's financial statements.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $124,203 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.47 to 1. The Company is exempt from customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in paragraphs (k)(2)(ii) of the Rule.

Note 4 - Related Party Transactions

The Company is under the control of its Parent, Spot Quote Holdings, Inc., and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

The Parent made capital contributions to the Company of $547 during 2015.

The Company has a Reimbursement of Expenses Agreement in place with Spot Quote Holdings, Inc. The Company has a payable to its Spot Quote Holdings, Inc. totaling $1,831 at December 31, 2015 resulting from advances from the Parent.

Note 5 - Concentration

The Company has $126,034, or 100% of its total assets, in a cash account at Wells Fargo.

Schedule I

SPOT QUOTE LLC (Formally DEEP ATS, LLC)

(A Wholly Owned Subsidiary of Spot Quote Holdings, Inc. formally Deep Liquidity, Inc.)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2015

Total member's equity qualified for net capital	$ 124,203
Deductions and/or charges	
Non-allowable assets:	-
Total deductions and/or charges	-
Net capital before haircuts on securities	124,203
Haircuts on securities	-
Net capital	$ 124,203
Aggregate indebtedness	
Payable to related party	$ 1,831
Total aggregate indebtedness	$ 1,831
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 24,203
Ratio of aggregate indebtedness to net capital	1.47 to 1

See notes to financial statements and report of independent registered public accounting firm.

Schedule II

SPOT QUOTE LLC (Formally DEEP ATS, LLC)

(A Wholly Owned Subsidiary of Spot Quote Holdings, Inc. formally Deep Liquidity, Inc.)
Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2015)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report filed with FINRA in January 2016	$123,656
Audit adjustment: Capital contribution from Spot Quote Holdings, Inc.	547
Net capital per audit	$124,203

See notes to financial statements and report of independent registered public accounting firm.



INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REVIEW REPORT REGARDING THE EXEMPTIVE PROVISIONS OF RULE 15c3-3

To the Member of Spot Quote, LLC:

We have reviewed management's statements, included in the accompanying Spot Quote, LLC Exemption Report, in which (1) Spot Quote, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c 3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) management stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 26, 2016

Spot Quote LLC Exemption Report

Spot Quote LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Deep ATS, LLC

I, Sam Balabon, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: President

February 18, 2016